Hondo Minerals Corporation 10-K

Exhibit 21.0

SUBSIDIARIES OF HONDO MINERALS CORPORATION

Hondo Minerals Corporation maintains 1 subsidiary. Set forth below is the name of said controlled subsidiary, which is at least 50% owned, directly or indirectly by Hondo Minerals Corporation as of July 31, 2012 and which carries on a substantial portion of Hondo Mineral Corporation’s lines of business.

State or Other
Jurisdiction of
Name	Incorporation
Hondo Minerals, Inc.	Arizona